December 13, 2007

Mail Stop 6010

Nevada Agency & Trust Company
  agent for service for
Perfectenergy International Limited
50 West Liberty Street, Suite 880
Reno, Nevada  89501

> **Re:** **Perfectenergy International Limited**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed November 23, 2007**
> **File No. 333-145915**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Selling Security Holders, page 17

1.      We note your response to our prior comment 4 and we reissue the comment. Please disclose the eight officers of the committee referenced in your response.

Executive Officers and Directors, page 23

2.      In light your revised disclosure here that each of your directors has been appointed to a two-year term, it appears that you will not conduct an annual meeting of shareholders this year.  Please disclose your intent in this regard for this year and in future years.  Also, if applicable, tell us how not holding such a meeting is permissible under your governing documents and Nevada state

corporate law and add any appropriate risk factors, such as that relating to the inability of investors to exercise their voting rights under state law.

Security Ownership of Certain Beneficial Owners and Management, page 26

3.      Given your disclosure on page 57 regarding your stock option grant to Mr. Roseman, please explain why the amount of shares already vested is not disclosed in your table here.

Market and Industry Overview, page 36

4.      We note your response to prior comment 15.  We are unable to assess the statements in your prospectus regarding the Solarbuzz data without reviewing copies of Solarbuzz's research.  Please provide such materials, clearly marked to support the data disclosed throughout your prospectus or remove such disclosure.

Growing Adoption of Government Incentives . . ., page 37

5.      We note your response to comment 16, in which you represent that you believe you are not eligible to receive similar subsidies or incentives from any other government.  Please expand your disclosure to include this information.

Our Suppliers, page 43

6.      We note your revised disclosure in response to comment 18.  Please expand to identify here and on page 7 the silicon manufacturer based in the United States that has a long-time relationship with a member of your alliance.

Critical Accounting Policies and Estimates, page 46

Inventories, page 47

7.      Please refer to prior comment 23.  Please expand your discussion of this critical accounting estimate to address the following:

- Explain why management believes inventories are a critical accounting estimate.

- Explain in greater detail how management estimates the amount of excess or obsolete inventories that you have on-hand at each reporting date. Within your discussion, explain how you determine the market value of your inventory.

Revenue Recognition, page 47

8.      You state here that you have sales of excess inventory.  If material, please revise your discussion of your results of operations to quantify the effects of any sales of previously written down excess inventory.

Market for Common Equity and Related Stockholder Matters, page 55

9.      Please update the disclosure in this section to include the high and low bid prices for your most recently completed quarter.

Executive Compensation, page 56

10.     We note that according to Section 5 of exhibits 10.25 through 10.27, your executives' compensation consists of possible performance-related compensation and base salary.  Please expand your disclosure to identify for each executive the amounts that may be paid as base salary and the amount that may be paid as incentive compensation, as set forth in their employment agreements.

11.     As a related matter, we note your response to comment 35.  Please expand your disclosure to describe the material terms of the "oral understanding" referenced in your response, including the terms relating the establishment of profit levels.  Also disclose that your executives' base salaries for 2006 were reduced because of the failure to achieve applicable profit levels.

12.     We note your response to comment 36.  Please disclose that your board of directors currently determines the amount of salary paid to your executives, as noted in your response.

Director Compensation, page 57

13.     We note that according to exhibit 10.17 "the company" may terminate Mr. Roseman's service as a director at any time for any or no reason.  Please tell us how this provision is consistent with state corporate law and your governing documents, which provide for removal of directors only upon shareholder or director vote.

Index to Consolidated Financial Statements, page F-1

14.     Please refer to prior comments 39 and 47.  It appears from your response to these comments that you elected to continue the October 31$^{st}$ fiscal year-end of Perfectenergy International Ltd's (Perfectenergy Nevada), the legal acquirer.  Since you have elected to continue Perfectenergy Nevada's fiscal year-end, please

note that you are required to file a transition report on Form 10-KSB containing Perfectenergy International Limited's (Perfectenergy BVI) audited financial statements from December 31, 2006 through October 31, 2007.  In accordance with Item 310(g) of Regulation S-B, please update the financial statements included in this Form SB-2.

15.     Further to the above, please also revise Note 2 to clearly disclose your fiscal year-end.

Consolidated Statements of Income and Other Comprehensive Income, page F-4

16.     Please refer to prior comment 41.  Please revise your statement of operations to classify your disposals of equipment as part of operating income or specifically tell us how your current accounting complies with paragraph 45 of SFAS 144.

Notes to Consolidated Financial Statements, page F-28

Note 1.  Background, page F-28

17.     Please refer to prior comment 45.  We note that you have properly presented the historical financial statements of the accounting acquirer.  However, it is not clear why you have presented the recapitalization as having occurred on April 1, 2005 rather than as of August 8, 2007.  While continuing to present the historical financial statements of the accounting acquirer, please revise the financial statements to present the recapitalization as of the actual date of the recapitalization.  Alternatively, please specifically cite the accounting literature which supports your current presentation of the recapitalization as having occurred on April 1, 2005.

18.     We note your response to prior comment 55.  Consistent with the comment above, please revise your financial statements to account for the consulting services on the date that the services were provided and not on a retrospective basis.

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

19.     You state here that you do not provide your customers a right of return.  However, we note from your disclosures on page 47 that you recognize revenue net of product returns.  Please tell us and revise this note and your disclosure on page 47 to describe any product return rights you offer your customers, how you account for the rights of returns and how the product return rights impact your revenue recognition policy.  Refer to the guidance in SFAS 48 and SAB Topic 13.

Note 8.  Other Payables-Shareholders and Officer, page F-16

20.     Please refer to prior comment 43.  Please address the following comments:

- Revise this note to explain if you held an ownership interest in Chengdu Jiayang during any part of 2006.  If so, disclose the period that you held the investment and your ownership percentage.

- Revise this note to disclose if you presented the original $188,355 received from Mr. Li, your CEO, within the category entitled "borrowings from shareholders and officers" within your investing section of your consolidated statement of cash flows presented on page F-6.  If not, please revise to disclose how you have presented the cash inflow relating to that loan.

Condensed Consolidated Financial Statements, page F-23

21.     Please refer to prior comment 58.  Please revise your unaudited condensed financial statements to address the comments issued above.

Notes to Consolidated Financial Statements, page F-28

Note 14.  Commitments, page F-41

22.     Please refer to prior comment 60.  We note from the reconciliation provided in your response that you were not required to purchase $6,181,849 in silicon for the six months ended June 30, 3007 from your suppliers even though you had agreed to meet a $18,895,774 (including the $6,181,849) minimum purchase obligation for the year ended December 31, 2007.  Please tell us and revise this note to explain why you were not required to meet this minimum purchase obligation.  For instance, please explain if you entered into revised agreements with your suppliers that amended your minimum purchase obligations under these agreements.

Part II

Item 27. Exhibits, page II-6

23.     We note your response to comment 61.  Given that the entities listed in these schedules include those to whom you primarily sell your products and from whom you primarily obtain raw materials as disclosed on pages 7, 8, 44 and the notes to the financial statements, it appears that your business is substantially dependent

on these contracts.  Please refer to Item 610(b)(10)(i)(B) of Regulation S-B. Accordingly, please file as exhibits the contracts with your principal suppliers and customers.  Also expand your disclosure on pages 43 and 44, as applicable, to describe the material terms of these agreements.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Dominador Tolentino, Esq.—Richardson & Patel LLP
                Kevin K. Leung, Esq.—Richardson & Patel LLP